                              File Nos. 70-5543/70-6958
                                        70-7055/70-6513


                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                              Report

                  Pursuant to Rule 24 under the
            Public Utility Holding Company Act of 1935

                NEW ENGLAND ELECTRIC SYSTEM (NEES)
              NEW ENGLAND ENERGY INCORPORATED (NEEI)

  In accordance with the Orders of the Securities and Exchange Commission dated July 19, 1978, October 22, 1985, October 3, 1991 and December 8, 1987, following is a report for the third quarter of 1996:

  For the purpose of this report and following the Commission's Order dated October 22, 1985 (Release No. 23873), references herein to "Old Program" relate to that portion of the NEEI oil and gas exploration and development program which consists of prospects entered into through December 31, 1983. Likewise, references to "New Program" relate to prospects entered into since December 31, 1983. In 1991, NEEI sold substantially all of the properties in the New Program. No new prospects have been acquired since December 31, 1986.

  a. Investment in partnerships by prospect:  See Exhibit a.

  b. Summary statement of proved and probable reserves:

      Old Program
      -----------
                                      Natural Gas
                     Oil and          -----------        Total
                    Condensate             Equivalent  Equivalent
                       Bbl.        MCF        Bbl.        Bbl.
                    ----------  ---------- ----------  ----------
Balance 7/1/96                  970,840  54,738,941             9,123,157          10,093,997
Additions & Revisions
 through 9/30/96                      -           -                     -                   -
                              ---------  ----------            ----------          ----------
Balance                         970,840  54,738,941             9,123,157          10,093,997
Production 3rd Qtr.1996        (73,814) (2,833,030)             (472,172)           (545,986)
                              ---------  ----------            ----------          ----------
Balance 9/30/96                 897,026  51,905,911             8,650,985           9,548,011

     New Program
     -----------
     None.

  c. Production and revenue by prospect:  See Exhibit c.

  d. Description of Operations:

     NEEI has participated through its partnership with Samedan Oil Corporation (Samedan) in drilling operations with the results as summarized below. Also shown are activities on properties acquired from a former partner, Dorchester Exploration, Inc. (Dorchester), prior to termination of that partnership. NEEI sold its remaining interests in "Dorchester" properties as of June 1, 1988.

     Old Program
     -----------
                                                  Since
                                        Quarter   Inception
                                        -------   ---------
        No. of dry holes
          Samedan                                 (16)          746
          Dorchester                                 0           51
                                                    --        -----
                                                  (16)          797
                                                    --        -----

        No. of productive wells
          Samedan                                   36       1,175*
          Dorchester                                 0          69*
                                                    --       ------
                                                    36       1,244*
                                                    --       ------

        No. of wells drilled                        20        2,041
        (both exploration and development)          --        -----

      * Includes depleted/sold wells as follows:

          Samedan                                   47          516
          Dorchester                                 0           69
                                                    --        -----
                                                    47          585
                                                    --        -----
        New Program
        -----------
        None.

                                     INVESTMENT
                                     ----------
                                               Budget Authorized
                                        Actual            By SEC
                             ----------------------    -----------------

                                       Since
                 Quarter Nine Months              1/1/95 1995 - 1998
               ----------           ----------   -----------  ---------------
     Samedan   $6,881,800           $9,226,500 $14,643,428     $30,000,000 (A)

     (A) Authorized through December 31, 1998, by Order dated
         December 20, 1994 (Release No. 35-26197; 70-7055).

e.   Fuel Production, Sales and Other Income:
  Old Program:

  1. Sales to affiliates:

        There have been no direct sales of NEEI oil and gas production to affiliates.

                                    Quarter     Inception
                                     Ended        Thru
                                    9/30/96      9/30/96
                                   --------     --------

  2. Sales to nonaffiliates
      (Exhibit c.):
     Equivalent barrels of fuel
       produced                                545,986      50,236,230
     Average price per barrel              $     14.39   $       14.03
                                           -----------  --------------
       Sales revenues                      $ 7,859,193   $ 704,738,215

   3. Loss to NEP                            7,223,590     349,893,165

   4. Flow through of excess deferred          573,202      83,248,851
       taxes

   5. Investment tax credit                          -      13,817,248

   6. Depletion                                      -       6,740,318

   7. Deferred tax related to reserve                -       9,080,000
       addition

   8. Transfer of reserve (net) from                 -       6,400,000
       NEES
                                           -----------  --------------
         Total                             $15,655,985  $1,173,917,797
                                           -----------  --------------
   New Program:  None.

f. Credits applied to
     New England Power Company (NEP):

   1. Disposition of proceeds:
       Amortization of cost of
          fuel reserves                    $14,068,723  $1,077,539,676
      Production costs                       1,348,262      81,255,298
      State taxes                              239,000       9,645,075
      Savings to NEP                                 -       8,701,242
      Royalty to NEP                                 -       1,099,807
      Other                                          -          65,472
                                           -----------  --------------
          Total                            $15,655,985  $1,178,306,570
                                           -----------  --------------
      Net income/(loss)/retained           $         - $   (4,388,773)
       deficit                             -----------  --------------

f. continued

                                    Quarter     Inception
                                     Ended        Thru
                                   9/30/96       9/30/96
                                   --------     ---------

  2. Royalties prepaid to NEP:
       Beginning balance in account      $    342,312$          -
                                         ------------------------
       Royalties/savings earned                     - (9,801,049)
       Royalties passed on to NEP                    -  10,143,361             *
                                          ------------------------
       Ending balance in account          $    342,312$    342,312
                                          ------------------------

   3.                                       Losses to be passed on to NEP:
        Beginning balance in account      $ 32,436,776$          -
                                          ------------------------
       Losses accrued                        7,223,590 349,893,164

       Losses passed on to NEP**          (13,781,944) (324,014,742)
                                          ------------------------

       Ending balance in account          $ 25,878,422$ 25,878,422
                                          ------------------------


  * Includes $8,701,242 savings passed on to NEP for sales prior to 1/1/84 pursuant to Commission Order File No. 70-5543.

  ** Consistent with pricing policy approved in Release No. 23873, current year losses cannot be recovered until the following year.

g.     Investment by NEES compared with Commission Authorization:

                                                  Release No./Date
                                      --------------------------------------
                                      25129        24847         24847
                                      -----        -----         -----
                                      8/8/90,       3/29/89     3/29/89
                                      ------        -------     -------
   Maximum NEES Investment authorized:  $45,000,000            (1)  $75,000,000        $400,000,000
                                        -----------    ----------- ------------
 1.   Investments by NEES-inception through
     June 30, 1996 (net)
     Subordinated notes                   4,116,797     15,743,491            -
     Common stock and premium               250,000              -            -
                                        -----------     ---------- ------------
     Total investment by NEES             4,366,797     15,743,491            -

   Investment by NEES-during the
     quarter (net)
     Subordinated notes                     559,283                           -
   Total investment by NEES through
     September 30, 1996 (net)
     Subordinated notes                   4,676,080     15,743,491            -
     Common stock and premium               250,000              -            -
                                        -----------    -----------  ------------
                                        $ 4,926,080    $15,743,491   $          -
                                        -----------    ----------- ------------

 2. Increase or Reduction in Investment
    by NEES:

                              Date   Amount   Date Amount    Date Amount
                              ----   ------   ---- ------    ---- ------

  Issues of subordinated notes
     to NEES during quarter  8/23/96    $  5,187                            $  -
     ended September 30, 1996              9/13/96        554,096

  Payments of
    subordinated notes to NEES
    during quarter ended
    September 30, 1996                         -              $   -
                                        --------              -----         ----
    Net change in investment            $559,283              $   -         $  -
                                        --------              -----         ----


  _______________

  (1) Plus any after-tax net loss attributable to the expensing of interest on up to
      $37,200,000 of borrowings in connection with the Old Program.



h.                                     Financial Statements:

   Exhibit h-1 Balance Sheet of NEEI at September 30, 1996, (unaudited, subject to adjustment)

   Exhibit h-2 Statement of Income and Retained Deficit of NEEI for the quarter ended September 30, 1996 (unaudited, subject to adjustment)

   Exhibit h-3 Statement of Cash Flows of NEEI for the quarter ended September 30, 1996 (unaudited, subject to adjustment)

   Exhibit h-4 Computation of Bank Interest for the quarter ended
   September 30, 1996

i. Fuel purchased during quarter for NEP:

   (Summary:  See Exhibit i for detail.)

   1.  From proceeds from sale of NEEI Old Program production

    Date purchased (delivered)                 3rd Quarter
    Quantity of fuel (equiv. bbl)               960,284.29
    Average net price (per equiv. bbl)       $        6.43
                                             -------------
      Cost to NEEI                           $   6,173,029

    Loss from NEEI fuel
      exploration activities                    13,781,944
                                             -------------
      Cost to NEP                               19,954,973

    Adjustments, inspection charges, etc.         (4,063)
                                             ------------- -----------
    Total                                                  $19,950,910
                                                           ===========




j. Copies of filings on Form 429 related to the above sales are attached. (See Exhibits j-1 through j-8.)

k. Use of Proceeds from Sales of NEEI New Program Production:

   None.

                        Sale of NEEI Wells
                        ------------------
Old Program
-----------

   During the period from July 1, 1996 through September 30, 1996, NEEI did not dispose of its interest in Existing (Old) Program wells containing proved or probable reserves.



                       Losses Passed to NEP
                       --------------------

  Through December 31, 1985, NEEI's Old Program generated customer savings. Due to precipitous declines in oil and gas market prices, the Old Program generated operating losses for the first time during 1986. As a result of the losses during 1986, the crossover reserve, which was $24.1 MM at December 31, 1985, was exhausted. NEEI passed its 1986 losses in excess of the reserve, $277,732, on to NEP in 1987. NEEI's Old Program incurred losses in 1987 through 1994 totalling $284,822,524 which were passed on to NEP in 1988 through 1995. NEEI's Old Program loss of $43,731,259, incurred in 1995, is being passed on to NEP in 1996.

                            SIGNATURES


  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each undersigned company has duly caused this report (Commission's File Nos. 70-5543, 70-6513, 70-6958, and 70-7055) to be signed on its behalf, as indicated, by the undersigned officer thereunto duly authorized by each such company.


                            NEW ENGLAND ELECTRIC SYSTEM


                            s/Michael E. Jesanis

                            Michael E. Jesanis, Treasurer



                            NEW ENGLAND ENERGY INCORPORATED


                            s/John G. Cochrane

                            John G. Cochrane, Treasurer


Date: November 13, 1996




The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.